

July 6, 2010

By U.S. mail and facsimile to (440) 930-1002

Mr. Robert M. Patterson, Senior Vice President and Chief Financial Officer
PolyOne Corporation
33587 Walker Road
Avon Lake, OH 44012

      RE: PolyOne Corporation
               Form 10-K for the fiscal year ended December 31, 2009
               Filed February 18, 2010
               File No. 1-16091

Dear Mr. Patterson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Terence O'Brien
               Branch Chief